Issuer Free Writing Prospectus dated November 9, 2017

Relating to Prospectus dated September 5, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-218901

This free writing prospectus should be read together with the issuer’s registration statement on Form S-1 (File No. 333-218901) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the registration statement.

LGL Provides Update on Non-Binding Acquisition Proposal;

LGL Reminds Shareholders Rights Offering Will Expire at 5:00pm ET on November 13, 2017

ORLANDO, FL, November 8, 2017 – The LGL Group, Inc. (NYSE MKT: LGL) (the “Company”) a globally diversified holding company with a history of operations dating back to 1914, today announced that it continues to engage with the investment group that submitted the previously announced non-binding proposal to acquire for cash the assets of its two principal operating subsidiaries, M-tron Industries, Inc. ( “Mtron”) and Precise Time and Frequency, LLC (“PTF”) (together “MtronPTF”).

The investment group has proposed to acquire 100% of the MtronPTF assets on a cash-free, debt-free basis for a total enterprise value of $14 million. The investment group advised that its valuation assumes completion of confirmatory financial due diligence, sufficient working capital for current operations, the Company is debt and liability free and a transaction can be structured to achieve step up tax goals.

The previously appointed special committee of the board will continue to evaluate the non-binding proposal and explore other strategic alternatives as circumstances warrant. No decisions, nor commitments have been made with respect to the non-binding proposal and there can be no assurance that the special committee will authorize the commencement of negotiations with the investment group, and if negotiations commence, there can be no assurance as to whether a definitive agreement will be executed, the terms thereof or that any transaction governed thereby will be consummated, or if consummated, as to the timing thereof.

The special committee, in consultation with its legal and financial advisors, continues to carefully review and evaluate the non-binding proposal and as a matter of policy, the Company will not comment on or provide the market with updates as to the status of its discussions with investment group, nor will it comment upon any rumors with regard to the foregoing or make a further announcement regarding the special committee’s consideration of any proposal or other expressions of interest until such time, if ever, that it enters into a definitive agreement for a completed transaction or is otherwise required to make an announcement.

Rights Offering Expires on November 13, 2017

The Company reminds holders of its common stock that the deadline for participating in its previously announced rights offering is 5:00pm, Eastern Time, on November 13, 2017, unless extended.

As previously announced, the Company has distributed, at no charge, to each holder of common stock as of the record date of September 5, 2017, three transferable subscription rights for each share held on the record date. For every four subscription rights exercised, a shareholder can purchase one whole share of common stock at a subscription price of $5.50 per whole share of common stock. The subscription rights are transferable and have been admitted to the NYSE American under the symbol “LGL-RT”.

If the subscription rights are not fully exercised by other shareholders, the Company will permit shareholders on the record date who do exercise their subscription rights in full to exercise an over-subscription right to purchase, at the same price, the additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of common stock among persons who exercise the over-subscription right.

The Company cautions shareholders and others considering trading in the Company’s securities that while the non-binding proposal submitted by the investment group is actively under consideration by the special committee, no decisions have yet been made by the special committee or the full board with respect to the proposal. The investment group’s proposal is subject to completion of due diligence which has not commenced. There can be no assurance as to whether a definitive agreement will be executed, the terms thereof or that any transaction governed thereby will be consummated, or if consummated, as to the timing thereof.

If a definitive agreement with respect to the proposed purchase of the Company’s MtronPTF assets is executed and consummated, the Company will have disposed of its principal operating businesses, leaving its remaining assets comprised of cash and other liquid investments. The Company’s board of directors may then decide to pursue other strategic alternatives which may take the form potential business acquisition or combination opportunities. The Company is unable to project in any manner the course of action to be pursued in such circumstances and whether such opportunities will be available and if available and successfully pursued, the Company thereafter will be subject to future risks and uncertainties associated with such opportunities which are unknown at this time.

The rights offering is being made pursuant to the Company’s effective registration statement on Form S-1 (No. 333-218901) on file with the U.S. Securities and Exchange Commission (“SEC”) and only by means of a prospectus. Before you invest, you should read the prospectus, including each “free writing prospectus,” if any, and the documents incorporated by reference therein for more complete information about the Company and the rights offering.

The Company has appointed Broadridge Corporate Issuer Solutions, Inc. as information agent for the rights offering. Any questions regarding the rights offering or requests for additional copies of the prospectus and other documents may be directed to Broadridge Corporate Issuer Solutions, Inc., by email at Shareholder@Broadridge.com or by telephone at (855) 793-5068. Copies of the prospectus are also available on the website of the SEC located at http://www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of any securities referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. None of the Company, its board of directors or any committee of its board of directors is making any recommendation to rightsholders as to whether to exercise or sell their subscription rights.

About The LGL Group, Inc.

The LGL Group, Inc., through its two principal subsidiaries MtronPTI and PTF, designs, manufactures and markets highly-engineered electronic components used to control the frequency or timing of signals in electronic circuits, and designs high performance Frequency and Time reference standards that form the basis for timing and synchronization in various applications.

Headquartered in Orlando, Florida, the Company has additional design and manufacturing facilities in Yankton, South Dakota, Wakefield, Massachusetts and Noida, India, with local sales offices in Hong Kong, Sacramento, California and Austin, Texas.

For more information on the Company and its products and services, contact Michael Ferrantino Sr. at The LGL Group, Inc., 2525 Shader Rd., Orlando, Florida 32804, (407) 298-2000, or visit www.lglgroup.com and www.mtronpti.com.

Caution Concerning Forward Looking Statements

This press release may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. These forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to us and our current plans or expectations, and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and our future financial condition and results, including, without limitation, the Company’s ability to successfully complete the rights offering, the investment group’s continued interest in pursuing the acquisition of the Company’s MtronPTF assets, the special committee will authorize negotiations with the investment group and if negotiations commence, the parties’ successful negotiation and execution of a definitive agreement governing such acquisition transaction and the consummation thereof, and assuming the successful consummation of the transaction, the Company’s success in pursuing strategic alternatives available to it. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

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Contact:

Mr. Michael Ferrantino Sr.

mferrantino@lglgroup.com

(407) 298-2000